FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 12, 2003

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Exact name of registrant as specified in its charter)

Telefonica of Peru

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú S.A.A.

TABLE OF CONTENTS

Item
1.	Free translation of a letter to the CONASEV dated February 5, 2003, enclosing a copy of a press release regarding a proposal of a new tariff scheme.

2.	Free translation of the enclosed press release.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2003	Telefónica del Perú S.A.A.

	By:	/s/ Julia María Morales Valentin
Name: Julia María Morales Valentin Title: General Counsel of Telefónica del Perú S.A.A.

1

Item 1

TRANSLATION

GGR-135-A- 2003

Lima, February 5, 2003

Messers

Registro Público del Mercado de Valores

CONASEV

Ref: Other Communications

Dear Sirs,

According to the CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, we hereby send you a copy of the Press Release sent today for the distribution by various media.

Best regards,

Julia María Morales

Telefónica del Perú S.A.A.

Representative to the Stock Exchange

Item 2

TELEFÓNICA RATIFIES ITS COMMITMENT TO CONTRIBUTE TO PERÚ’S GROWTH

•	Telefónica del Perú has always been committed to the future of Perú, and has demonstrated it by being one of the most important foreign investors, as well as one of the main taxpayers.

•	Telefónica decided to invest in Perú at the same time it did in other countries in Latin-American, when the companies were privatized. And Telefónica did so to remain here.

•	Telefónica is part of Perú and wants to contribute to its economic and social growth. Telefónica will do well only if Perú does well, and if poverty is reduced.

•	Telefónica has the right to keep the terms and conditions of the Contract signed with the Peruvian Government, however it is willing to make an effort through the proposal presented.

•	Therefore, on January 29th Telefónica del Perú informed the Ministry of Transport and Communications that it will be presenting to OSPITEL, and informing CONASEV, the next day and at the same time releasing this information through our web site, a proposal to reduce the monthly charge down to S/.39.90 and eliminate the call set up charge, entering into effect on February 18th.

•	This reduction of the monthly charge of S/.50.70 to S/.30.90 (including Sales Tax), as well as the elimination of the call set up charge, can be obtained by applying in advance at the company’s cost, the reduction of the tariffs corresponding to the remaining productivity factor until September 2004, the cancellation of the 60 free minutes, and by adjusting the minute price, which will make that the monthly charge have the same characteristics and will be within the average of the tariffs charged in the region.

•	As a final result of these adjustments the real telephonic cost will be reduced for most clients down to 31%. Therefore, the clients will pay less.

•	This company is still working to present to OSIPTEL other proposals in order to establish special tariff plans for sectors with less income, as well as packages with better tariffs in order to benefit all of our customers.

•	Telefónica understands and respects the opinion of those who believe that we should make other efforts, however the proposals suggesting to eliminate the monthly charge as well as to keep the free minutes not feasible for a fixed telephony operator in this world.

•	Telefónica wants to contribute to expanding the access of fixed telephony throughout the country. It is a long and a difficult way to go, which will require the participation and understanding of all of us.